Boustead Securities, LLC

6 Venture, Suite 325

Irvine, CA 92618

June 30, 2017

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention: Pamela Long

Re:	ZK International Group Co., Ltd..

Registration Statement on Form F-1

(File No. 333-218198)

Dear Ms. Long:

Acting on behalf of the several underwriters, we hereby join in the request of ZK International Group Co., Ltd.. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:30 p.m., Eastern Time, on June 30, 2017, or as soon thereafter as practicable.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), each of the undersigned affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very Truly Yours,
By: Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	Chief Executive Officer